United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2010
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number:  1-9210

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		1

Statements of Net Assets Available for Benefits – As of December 31, 2010 and 2009		2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2010 and 2009		3

Notes to Financial Statements		4

Supplemental Schedules

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2010	20

2	Schedule H, Line 4j – Schedule of Reportable Transactions – Year ended December 31, 2010	22

Note:
Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation Pension and
Retirement Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for each of the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for each of the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA).  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 22, 2011

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
Years ended December 31, 2010 and 2009
(Amounts in thousands)

	2010	2009
Assets:
Investments:
At fair value:
Short-term investment fund	$3,191	$726
Money deposit account	-	3,132
Common/collective trust	18,482	15,855
Commingled fund	160,337	141,098
Common stocks	1,100,646	994,087
Mutual funds	448,738	369,888
Corporate bonds	97	83
Plan interest in master trust accounts	591,450	498,276
Total investments at fair value	2,322,941	2,023,145

Receivables:
Participant loans	24,325	23,379
Interest and dividends	4,572	4,260
Total receivables	28,897	27,639
Total assets	2,351,838	2,050,784
Liabilities:
Accrued liabilities	58	47
Payables under securities lending agreement	3,191	726
Due to broker for securities purchased	599	723
Total liabilities	3,848	1,496
Net assets available for benefits at fair value	2,347,990	2,049,288
Adjustment from fair value to contract value for interest in master trust account relating to fully benefit-responsive
investment contracts	(20,401)	(12,417)
Net assets available for benefits	$2,327,589	$2,036,871

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010 and 2009
(Amounts in thousands)

	2010	2009
Changes to net assets attributable to:
Investment income:
Interest	$754	$729
Dividends	29,774	25,864
Net appreciation in fair value of investments	254,325	376,285
Plan interest in master trust accounts investment income	40,527	35,812
Other	174	263
Total investment income	325,554	438,953
Contributions:
Participant	67,920	65,392
Employer	39,192	37,455
Participant rollovers	6,903	1,766
Total contributions	114,015	104,613
Deductions:
Benefits paid to participants	148,638	135,029
Plan expenses	213	100
Total deductions	148,851	135,129
Net increase	290,718	408,437
Net assets available for benefits:
Beginning of year	2,036,871	1,628,434
End of year	$2,327,589	$2,036,871

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(1)	Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

	(b)	Plan Administration

The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee (PARTAIC) as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee (PARPAC) as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees).  Members of the Committees are selected by the board of directors of OPC (the Board).  The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

	(c)	Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2010 and 2009, the deferral percentage limits were 27.0% for non-Highly Compensated Employees (non-HCEs) and 14.0% for Highly Compensated Employees (HCEs).  Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $5,500 for each of the 2010 and 2009 Plan years.

Employer Matching Contributions – For noncollectively bargained employees, the Company contributes an amount equal to 100% of a participant’s contribution up to the first 6% of eligible compensation.  For collectively bargained employees, the Company contributes 50%, 65%, 75%, 90%, or 100% as negotiated by their respective unions, up to the first 6% of eligible compensation that a participant contributes to the Plan.  All employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund).  Active participants with at least three years of service and terminated vested participants may elect to transfer their employer matching contributions to other investment funds.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(d)	Participant Accounts

Each participant’s account is credited with the participant’s elected contribution, the Employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses, and investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  The Company’s matching contributions vest after three years of vesting service.  Participants are also always fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, (ii) 50% of their account balance, or (iii) a loan amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation.  Loan terms range from one to five years for general purpose loans and six to ten years for primary residence loans.  The loans are secured by the balance in the participant’s account at the time the loan is approved.  Prior to October 1, 2008, loans generally had a fixed  interest rate equal to the Western Federal Credit Union’s loan rate.  Effective October 1, 2008, loan interest rates were fixed based on the prime rate as published by The Wall Street Journal on the first day of the month prior to the loan's effective date.  Interest rates ranged from 2% to 7% and 2% to 12% on loans outstanding as of December 31, 2010 and 2009, respectively.  Principal and interest are paid ratably through payroll deductions.

(g)	Distributions

Generally, on termination of service for any reason other than death, participants with an account balance greater than $5,000 may elect to receive the vested portion of their account under one of the following distribution options: (i) one lump-sum payment, (ii) straight-life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution, or (vi) deferral of payment with certain restrictions.  Upon termination of service due to death, the beneficiary may elect to receive the vested interest in the form of (i), (ii), (iii), or (vi) only.  A participant whose vested account balance is $5,000 or less may receive distributions only under options (i), (v), or (vi).  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

	(h)	Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions.  During 2010 and 2009, employer contributions were reduced by approximately $400,000 and $340,000, respectively, from forfeited nonvested accounts.  Forfeitures of terminated nonvested account balances during 2010 and 2009 were approximately $477,000 and $255,000, respectively.  At December 31, 2010 and 2009, the balance of forfeited nonvested accounts totaled approximately $358,000 and $281,000, respectively.  These accounts are expected to be used to reduce future contributions.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.  Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.  The prior year participant loans balance of approximately $23,379,000 was reclassified from investments to receivables within the statement of net assets available for benefits.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make informed estimates and judgments that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

The Plan’s investments, with the exception of fully benefit-responsive investment contracts, are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 4 below for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

	(d)	Payment of Benefits

Benefits are recorded when paid.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(e) Participant loans

Participant loans are measured at their unpaid balance and classified as receivable in the accompanying statements of net assets available for benefits. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets (amounts in thousands):

	As of December 31,
	2010	2009
Oxy stock*	$1,069,194	$965,708
Invesco Stable Value Fund (GIC MTIA)	451,659	421,042
MFO Vanguard Employee Benefit Index Fund	160,337	141,098
All other investments less than 5%	641,751	495,297
Total investments	$2,322,941	$2,023,145
* Participant- and non-participant-directed.

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (amounts in thousands):

	Year ended December 31,
	2010	2009
Common stocks	$191,211	$272,198
Mutual funds	42,334	73,704
Commingled fund	20,780	30,383
Net appreciation	$254,325	$376,285

The Plan participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements.  For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities.  The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund.  The Plan and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities.

The fair value of securities loaned was approximately $3,123,000 and $703,000 at December 31, 2010 and 2009, respectively.  Cash collateral of approximately $3,191,000 and $726,000 was held at December 31, 2010 and 2009, respectively, with an offsetting liability.  Income earned was approximately $14,000 and $3,000 for 2010 and 2009, respectively, net of bank fees of approximately $8,000 and $2,000, respectively.  This income is included in investment income as interest in the accompanying statements of changes in net assets available for benefits.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(4)	Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

	(a)	Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market for which the individual securities are traded.

	(b)	Mutual Funds

Mutual funds are valued at the net asset value (NAV) of the shares held by the Plan. The value of a publicly registered mutual fund can be obtained through quoted market prices in active markets.

	(c)	Common/Collective Trust, Short-Term Investment Fund, Money Deposit Account and Commingled Fund

The common collective trust, short-term investment fund, money deposit account and commingled fund are valued at the NAV of the units provided by the fund issuer, which is used as a practical expedient for fair value.  NAV for these funds represent the quoted price in a non-active market.

	(d)	Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

	(e)	Master Trust Account – Guaranteed Investment Contract (GIC)

Fair value of the nonparticipating synthetic GICs is determined using a discounted cash flow method.  Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.  Fair value for security-backed investment contracts was derived from third-party sources, based on the type of investment held.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009 (amounts in thousands).  The following table does not include the Plan’s interest in master trust accounts because that information is presented in separate individual tables (see note 6).

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Total
Common stocks
Occidental Petroleum Corporation	$1,069,194	$-	$1,069,194
Other	31,452	-	31,452
Mutual funds
Fixed income funds	90,375	-	90,375
Index funds (Mid-Cap and REITs)	122,672	-	122,672
Balance fund	83,520	-	83,520
Growth funds	86,827	-	86,827
International fund	65,344	-	65,344
Short-term investment fund	-	3,191	3,191
Common/collective trust	-	18,482	18,482
Commingled fund
Index fund (S&P 500)	-	160,337	160,337
Corporate bonds	-	97	97
Total assets excluding
Plan’s interest in master trusts,
at fair value	$1,549,384	$182,107	$1,731,491

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Total
Common stocks
Occidental Petroleum Corporation	$965,708	$-	$965,708
Other	28,379	-	28,379
Mutual funds
Fixed income funds	71,950	-	71,950
Index funds (Mid-Cap and REITs)	79,367	-	79,367
Balance fund	74,183	-	74,183
Growth funds	88,021	-	88,021
International fund	56,367	-	56,367
Money deposit account	-	3,132	3,132
Short-term investment fund	-	726	726
Common/collective trust	-	15,855	15,855
Commingled fund
Index fund (S&P 500)	-	141,098	141,098
Corporate bonds	-	83	83
Total assets excluding
Plan’s interest in master trusts,
at fair value	$1,363,975	$160,894	$1,524,869

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(5)	Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s Common Stock, valued at quoted market price, and may also include interest earning cash for pending transactions.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2010	2009
Net assets:
Oxy Stock Fund	$1,089,053	$983,884

	Year ended December 31,
	2010	2009
Contributions	$49,259	$44,948
Investment income	16,979	16,279
Net appreciation in fair value of investments	188,217	265,941
Transfers between funds	(87,449)	(53,985)
Benefits paid to participants	(61,828)	(59,379)
Administrative expenses	(9)	(6)
Changes in net assets	$105,169	$213,798

(6)	Plan Interest in Master Trust Accounts

The Plan invests in three Master Trust Investment Accounts (MTIA), a GIC fund managed by Invesco (GIC MTIA, also known as the Invesco Stable Value Fund), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA).  The Plan and the OPC Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the OPC Master Retirement Trust (MRT) each own an undivided interest in the Advent MTIA and Bernstein MTIA.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The following table presents the fair value of the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2010	2009
Assets:
Guaranteed investment contracts, at fair value	$694,495	$662,255
Short-term investment fund	29,658	10,041
Accrued expense	(127)	(116)
Accrued investment income	3	2
Net assets	$724,029	$672,182
Plan’s percentage interest in GIC MTIA net assets	65%	63%
Plan interest in GIC MTIA	$472,060	$421,042

The following table presents the investment income earned by the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2010	2009
Net appreciation of investments	$26,819	$24,485
Less investment expenses	(467)	(231)
Total investment income	$26,352	$24,254

The GICs are initially stated at fair value but then adjusted to contract value because they are fully benefit-responsive.  As such, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value for the synthetic GICs is determined based on the fair value of the underlying assets.  The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the “wrapper” contract issued by a third party.

Withdrawals resulting from events initiated by the Company, such as plan termination, are not typically considered participant-initiated transactions.  With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties.  The Committees are not aware of any such event being contemplated at this time.

GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the respective participating Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account GIC, except that the assets are placed in a trust with ownership by GIC MTIA, rather than a separate account of the issuer, and a financially responsible third party issues a wrapper contract that provides that participants must execute Plan transactions at contract value.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

During 2010 and 2009, the average yield earned on amounts invested in the GICs was 2.19% and 3.13%, respectively.  As of December 31, 2010 and 2009, the average crediting interest rate on such contracts was 3.77% and 4.12%, respectively.  Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread.

The following table provides fair value measurement information for the GIC MTIA, in which the Plan owns an undivided interest as of December 31, 2010 and 2009 (amounts in thousands):

	Assets at fair value as of December 31, 2010
	Level 2	Level 3	Total
Short-term investment fund	$29,658	$-	$29,658
GIC	-	694,495	694,495
Total assets at fair value	$29,658	$694,495	$724,153

	Assets at fair value as of December 31, 2009
	Level 2	Level 3	Total
Short-term investment fund	$10,041	$-	$10,041
GIC	-	662,255	662,255
Total assets at fair value	$10,041	$662,255	$672,296

The following table sets forth the changes in fair value of the Level 3 assets under the GIC MTIA, in which the Plan owns an undivided interest for the year ended December 31, 2010 and 2009 (amounts in thousands):

	Year ended December 31,
	2010	2009
Balance, beginning of year	$662,255	$635,393
Unrealized gain	11,467	37,770
Purchases, sales, issuances, and settlements (net)	20,773	(10,908)
Balance, end of year	$694,495	$662,255

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA, in which the Plan owns an undivided interest at December 31, 2010 and 2009 (amounts in thousands):

As of December 31, 2010	Credit rating*	Investments at fair value	Wrap contracts at fair value	Adjustments to contract value	Investments at contract value
Synthetic GICs:
Bank of America NA	A+	$75,482	$-	$(2,936)	$72,546
ING Life and Annuity	A	98,154	-	(3,408)	94,746
JP Morgan Chase	AA-	126,468	-	(7,376)	119,092
Monumental	AA-	109,397	226	(4,308)	105,315
Pacific Life Insurance	A+	90,019	170	(3,641)	86,548
Prudential Insurance	AA-	31,799	-	(2,048)	29,751
Rabobank Nederland	AAA	68,595	-	(2,651)	65,944
State Street Bank	AA-	94,581	-	(5,318)	89,263
		694,495	396	(31,686)	663,205

Common/collective trust		29,658			29,658

		$724,153	$396	$(31,686)	$692,863

As of December 31, 2009	Credit rating*	Investments at fair value	Wrap contracts at fair value	Adjustments to contract value	Investments at contract value
Synthetic GICs:
Bank of America NA	A+	$74,427	$205	$(1,970)	$72,662
ING Life and Annuity	A+	85,352	78	(2,115)	83,315
JP Morgan Chase	AA-	121,032	325	(5,448)	115,909
Monumental	AA-	104,304	-	(2,038)	102,266
Pacific Life Insurance	AA-	88,270	61	(2,170)	86,161
Rabobank Nederland	AAA	67,884	125	(1,735)	66,274
State Street Bank	AA-	120,986	-	(5,142)	115,844
		662,255	794	(20,618)	642,431

Common/collective trust		10,041			10,041

		$672,296	$794	$(20,618)	$652,472

*		Credit rating of issuer is the higest among S&P, Moody's and Fitch converted to the S&P convention as provided by Invesco.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The following table presents the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2010	2009
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by
quoted market price:
Short-term investment fund	$7,543	$4,218
Common/collective trust	1,445	434
Preferred stocks	811	906
Corporate bonds	45,922	38,422
Total investments	55,721	43,980
Receivables:
Due from broker for securities sold	228	-
Accrued investment income	260	216
Total receivables	488	216
Total assets	56,209	44,196
Liabilities:
Due to broker for securities sold	29	-
Accrued expenses	87	72
Payable under securities lending agreement	7,543	4,218
Total liabilities	7,659	4,290
Net assets of Advent MTIA	$48,550	$39,906
Plan’s percentage interest in Advent MTIA net assets	32%	30%
Plan interest in Advent MTIA	$15,342	$11,958

The following table presents the investment income earned by the Advent MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	2010	2009
Net appreciation in fair value of investments:
Corporate bonds	$6,233	$10,120
Interest and dividends	1,502	1,113
Less investment expenses	(318)	(246)
Investment income	$7,417	$10,987

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The following table provides fair value measurement information for the Advent MTIA, in which the Plan owns an undivided interest at December 31, 2010 and 2009 (amounts in thousands):

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Total
Short-term investment fund	$-	$7,543	$7,543
Common/collective trust	-	1,445	1,445
Preferred stocks	811	-	811
Corporate bonds	-	45,922	45,922
Total assets at fair value	$811	$54,910	$55,721

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Total
Short-term investment fund	$-	$4,218	$4,218
Common/collective trust	-	434	434
Preferred stocks	906	-	906
Corporate bonds	-	38,422	38,422
Total assets at fair value	$906	$43,074	$43,980

The Advent MTIA also participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2010 and 2009.  See note 3 for discussion of the Security Lending Program.

The fair value of securities loaned was approximately $7,367,000 and $4,119,000 at December 31, 2010 and 2009, respectively.  Cash collateral of approximately $7,543,000 and $4,218,000 was held at December 31, 2010 and 2009, respectively, with an offsetting liability.  Income earned during 2010 and 2009 was approximately $9,000 and $0, respectively, net of bank fees of approximately $5,000 and $0, respectively. This income is included as interest income for the Advent MTIA.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2010	2009
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted
market price:
Short-term investment fund	$49,099	$8,616
Common/collective trust	5,783	4,219
Common stocks	143,979	95,345
Total investments	198,861	108,180

Cash	76	13

Receivables:
Due from broker for securities sold	54	-
Accrued investment income	126	50
Total receivables	180	50
Total assets	199,117	108,243

Liabilities:
Due to broker for securities purchased	76	-
Accrued expenses	262	-
Payable under securities lending agreement	49,099	8,616
Total liabilities	49,437	8,616
Net assets of Bernstein MTIA	$149,680	$99,627
Plan’s percentage interest in Bernstein MTIA net assets	70%	66%
Plan interest in Bernstein MTIA	$104,048	$65,276

The following table presents the investment income earned by the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2010	2009
Net appreciation in fair value of investments:
Common stock	$32,527	$28,283
Interest and dividends	1,334	956
Less investment expenses	(881)	(555)
Investment income	$32,980	$28,684

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2010 and 2009 (amounts in thousands):

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Total
Short-term investment fund	$-	$49,099	$49,099
Common/collective trust	-	5,783	5,783
Common stocks	143,979	-	143,979
Total assets at fair value	$143,979	$54,882	$198,861

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Total
Short-term investment fund	$-	$8,616	$8,616
Common/collective trust	-	4,219	4,219
Common stocks	95,345	-	95,345
Total assets at fair value	$95,345	$12,835	$108,180

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2010 and 2009.  See note 3 for discussion of the Securities Lending Program.

The fair value of securities loaned was approximately $47,865,000 and $8,209,000 at December 31, 2010 and 2009, respectively.  Cash collateral of approximately $49,099,000 and $8,616,000 was held at December 31, 2010 and 2009, respectively, with an offsetting liability.  Income earned during 2010 and 2009 was approximately $14,000 and $2,000, respectively, net of bank fees of approximately $8,000 and $1,000, respectively. This income is included as interest income for the Bernstein MTIA.

(7)	Related-Party Transactions

The Trustee and OPC are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.  OPC paid approximately $859,000 and $888,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2010 and 2009, respectively.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, affected participants would become 100% vested in their employer contributions.

(9)	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated May 13, 2010, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

(10)	Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds, and the Oxy Stock Fund.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balance and the amounts reported in the statements of net assets available for benefits. Risk associated with the Oxy Stock Fund include those disclosed by Oxy in its annual report on Form 10-K filed with the Security and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2010 and 2009, approximately 46% and 48%, respectively, of total Plan investments were invested in Oxy stock.

(11)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2011 (amounts in thousands):

	As of December 31,
	2010	2009
Net assets available for benefits per the financial statements	$2,327,589	$2,036,871
Amounts allocated to withdrawing participants	(1,405)	(3)
Net assets available for benefits per the Form 5500	$2,326,184	$2,036,868

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2011 for the years ended December 31, 2010 and 2009 (amounts in thousands):

	Year ended December 31,
	2010	2009
Benefits paid to participants per the financial statements	$148,638	$135,029
Amounts allocated to withdrawing participants
at December 31, 2010	1,405	-
Amounts allocated to withdrawing participants
at December 31, 2009	(3)	3
Amounts allocated to withdrawing participants
at December 31, 2008	-	(1,059)
Benefits paid to participants per the Form 5500	$150,040	$133,973

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

(12)	Subsequent Events

The Company has evaluated events from January 1, 2011 through June 22, 2011, and has made the appropriate disclosures.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010
(Dollar amounts in thousands)

(a)	(b)	(c)		(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity			Current
party	lessor, or similar party	value, or duration		Cost(1)	value
	Short-term investment fund: (2)
*	BNY Institutional	BNY short term investment fund, 3,190,734 units	$		$3,191
	Common/Collective Trust:
*	BNY Short-Term Investment Fund	A collective trust investing in short-term
		securities, 18,481,598 units			18,482
	Common stock:
	Agrium Inc.	Common stock, 3,900 shares			358
	Alcoa Inc.	Common stock, 22,400 shares			345
	Astrazeneca PLC	Common stock, 21,500 shares			993
	BB&T Corp.	Common stock, 9,900 shares			260
	CF Industries Holdings Inc.	Common stock, 3,000 shares			405
	Centurylink Inc.	Common stock, 7,400 shares			342
	Comerica Inc.	Common stock, 6,000 shares			253
	Commercial Metals Co.	Common stock, 10,200 shares			169
	Constellation Energy Group Inc.	Common stock, 7,200 shares			221
	Corning Inc.	Common stock, 8,000 shares			155
	Delta Air Lines Inc.	Common stock, 38,000 shares			479
	Dow Chemical Co.	Common stock, 14,100 shares			481
	Eaton Corp.	Common stock, 4,800 shares			487
	Edison International	Common stock, 6,200 shares			239
	Fifth Third Bancorp	Common stock, 22,200 shares			326
	Ford Motor Co.	Common stock, 23,400 shares			393
	Gannett Co. Inc.	Common stock, 12,600 shares			190
	GAP Inc.	Common stock, 21,000 shares			465
	General Electric Co.	Common stock, 24,100 shares			441
	Gilead Sciences Inc.	Common stock, 13,500 shares			489
	Hewlett-Packard Co.	Common stock, 11,000 shares			463
	Johnson & Johnson	Common stock, 23,100 shares			1,429
	Kimberly-Clark Corp.	Common stock, 4,500 shares			284
	Kohl's Corp.	Common stock, 8,300 shares			451
	Lear Corp.	Common stock, 2,200 shares			217
	Lowe's Cos Inc.	Common stock, 12,500 shares			314
	Marathon Oil Corp.	Common stock, 17,900 shares			663
	Microsoft Corp.	Common stock, 14,200 shares			396
	Morgan Stanley	Common stock, 11,100 shares			302
	Newfield Exploration Co.	Common stock, 5,300 shares			382
	Northrop Grumman Corp.	Common stock, 14,400 shares			933
	Occidental Petroleum Corporation (3)	Common stock, 10,899,025 shares		159,231	1,069,194
	Office Depot Inc.	Common stock, 29,500 shares			159
	Parker Hannifin Corp.	Common stock, 7,300 shares			630
	Pfizer Inc.	Common stock, 71,700 shares			1,255
	Safeway Inc.	Common stock, 20,100 shares			452
	Sara Lee Corp.	Common stock, 20,400 shares			357
	Smithfield Foods Inc.	Common stock, 18,300 shares			378
	Time Warner Inc.	Common stock, 9,300 shares			299
	Wells Fargo & Co.	Common stock, 41,500 shares			1,286
	News Corp.	Common stock, 35,900 shares			523
	Travelers Cos Inc.	Common stock, 8,300 shares			462
	AT&T Inc.	Common stock, 11,000 shares			323
	Altria Group Inc.	Common stock, 18,300 shares			451
	Cablevision Systems Corp.	Common stock, 4,600 shares			156
	Capital One Financial Corp.	Common stock, 7,100 shares			302
	Comcast Corp.	Common stock, 26,400 shares			580
	Conocophillips	Common stock, 7,200 shares			490
	Constellation Brands Inc.	Common stock, 20,000 shares			443
	Dell Inc.	Common stock, 60,600 shares			821
	Devon Energy Corp.	Common stock, 11,900 shares			934
	Directv	Common stock, 5,200 shares			208

					(Continued)

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010
(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost(1)	value
	Common stock (continued):
	Ensco PLC	Common stock, 10,600 shares		566
	General Motors Inc.	Common stock, 3,700 shares		136
	Goldman Sachs Group Inc.	Common stock, 950 shares		160
	Health Net Inc.	Common stock, 5,600 shares		153
	Hess Corp.	Common stock, 6,300 shares		482
	JP Morgan Chase & Co.	Common stock, 32,900 shares		1,396
	NVR Inc.	Common stock, 425 shares		294
	Nexen Inc.	Common stock, 20,700 shares		474
	Time Warner Cable Inc.	Common stock, 11,700 shares		773
	Viacom Inc.	Common stock, 7,900 shares		313
	Vodafone Group PLC	Common stock, 17,100 shares		452
	Bunge Limited Com.	Common stock, 9,400 shares		616
	Ingersoll-Rand Public Limited	Common stock, 15,400 shares		725
	XL Group PLC	Common stock, 5,100 shares		111
	Garmin LTD	Common stock, 9,800 shares		304
	TYCO Electronics LTD	Common stock, 11,300 shares		400
	Royal Caribbean Cruises Ltd.	Common stock, 5,600 shares		263
		Total common stock		1,100,646

*	Participant loans:	1,994 participant loans, various
		maturities, interest rates range
		from 2.0% to 7.0%, balances
		collateralized by participant account		24,325
	Mutual funds:
	MFO Causeway Cap Mgmt. Intl Value Inst'l	5,227,539 shares		65,344
	MFO Dodge & Cox Balanced Fund	1,189,398 shares		83,519
	MFO Fidelity Magellan Fund Inc Open
	End Fund	790,128 shares		56,629
	MFO Hbr Fund Cap Appreciation Fund	822,404 shares		30,199
	MFO Pimco Total Return Fund Inst'l	5,816,318 shares		63,107
	MFO Pimco High Yield Fund	2,174,089 shares		20,219
	MFO Vanguard Specialized Portfolios
	Reit Infex Fund Inst’l	3,211,012 shares		38,982
	MFO Vanguard Mid-Cap Index Inst’l Fund	4,110,514 shares		83,690
	MFO Vanguard Inflation Protected
	Securities Inst'l	677,759 shares		7,049
		Total mutual funds		448,738
	Commingled funds:
	MFO Vanguard S&P 500 Custom	1,285,475 shares		160,337

	Corporate bond:
	Lehman Liquidating Trust	424,054 units		97

	Plan interest in master trust accounts:
	Advent Unit Master Trust	1,028,801 units		15,342
	MFO Alliance Bernstein Small Cap Units	6,074,724 units		104,048
	Invesco Stable Value Fund	25,163,417 units		472,060
		Total Plan interest in master trust accounts		591,450
		Total		$2,347,266
(1)	Cost information omitted for participant-directed investment.
(2)	This is cash received for securities loaned subject to an offsetting payable of equal amount, which is non-participant-directed.
(3)	Includes non-participant-directed investments.
*	Represents a party in interest as defined by ERISA.

See accompanying independent auditors’ report.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2010
(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain

Series of transactions:	Collective Short-Term Investment Fund:
* Bank of New York	372 Acquisitions	$178,562	$-	$-	$-	$178,562	$178,562	$-
	373 Dispositions	$-	$175,935	$-	$-	$175,935	$175,935	$-

*	Represents a party-in-interest, as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

By	/s/Roy Pineci
Roy Pineci - Member of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 22, 2011

Exhibit Index

Exhibit

No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm